Filed by Blue Owl Technology Finance Corp. II
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Technology Finance Corp. II
Commission File No. 000-56371
File No. of Related Registration Statement: 333-28341
Your vote is very important ONLINE WWW.PROXYVOTE.COM Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. PHONE WITHOUT A PROXY CARD Call 1-833-945-2698 Monday to Friday, 9:00 a.m to 10:00 p.m. ET to speak with a proxy specialist. WITH A PROXY CARD Call 1-800-690-6903 with a touch-tone phone to vote using an automated system. QR CODE WITH A SMARTPHONE Vote by scanning the Quick Response Code or “QR Code” on the Proxy Card/VIF enclosed. MAIL VOTE PROCESSING Mark, sign and date your ballot and return it in the postage-paid envelope provided. PROXY QUESTIONS ? Call 1-833-945-2698 Dear shareholder, On November 13th, 2024, Blue Owl Technology Finance Corporation II (“OTF II” or the “Company”) announced that it entered into a definitive agreement to merge with Blue Owl Technology Finance Corporation (“OTF”), with OTF continuing as the surviving company. I, along with the rest of OTF II’s Board of Directors (the “Board of Directors”), believe the proposed merger with OTF will create meaningful value for OTF II and its shareholders in a logical and low-risk way. I believe this transaction will: Streamline the Blue Owl direct lending platform; Combine two complementary, high-quality portfolios of assets, each with a significant share of senior secured investments and excellent credit quality; Meaningfully increase our scale and diversification; Enhance our positioning for a possible future liquidity event; Increase our access to debt markets and generate financing cost savings; and Create net investment income accretion. In support of the proposed merger, Blue Owl Technology Advisors LLC has also agreed to pay transaction fees and expenses up to a cap of $4.75 million, assuming the merger is consummated. The OTF II Board of Directors unanimously recommends that OTF II shareholders vote FOR the merger proposal described in the joint prospectus / proxy statement. By voting FOR this proposal, you are providing OTF II with several critical benefits described in more detail on the following page. Voting today will help us reduce costs and avoid unnecessary outreach. Thank you for your continued support of OTF II. Sincerely, Craig W. Packer | Chief Executive Officer

The Board of Directors has unanimously approved the agreement to merge with OTF and unanimously recommends that OTF II shareholders vote FOR the Merger Proposal described in the enclosed joint prospectus / proxy statement. Shareholders are urged to vote promptly “FOR” the proposal. Your vote is important, no matter how many shares you own. If you have additional questions about how to vote your shares or need assistance voting your shares, please call OTF II’s proxy solicitor: Broadridge at 1-833-945-2698 Transaction Rationale • Acquisition of a Known, High-Quality Portfolio of Assets – OTF and OTF II employ the same investment strategy, and Blue Owl Capital Inc. (“Blue Owl”) has been allocating substantially the same investments to both funds since OTF II’s inception. As a result, as of September 30, 2024, approximately 84% of the investments in OTF II overlap with those of OTF. The combination of two known, complementary portfolios, constructed and managed by the same centralized team, should facilitate portfolio consolidation and meaningfully mitigate potential integration risk. • Strong Combined Portfolio Company Metrics – The combined portfolio would have an asset mix on a combined basis with 77% first lien investments and 81% senior secured investments as of September 30, 2024. Based on financial data as of September 30, 2024, the combined portfolio would also maintain excellent credit quality, with less than 0.1% of total investments at fair value on non-accrual and 93% of investments in our highest two internal ratings categories based on fair value1. • Increased Scale and Diversification – The proposed merger would increase OTF’s total investments by greater than 100% at its target leverage range of 0.90x – 1.25x, meaningfully increasing the combined company’s scale. OTF’s total assets on a pro forma basis are expected to increase to approximately $15.8 billion based on financial data as of September 30, 2024, which would make the combined company a top five BDC and the largest dedicated software-focused BDC by total assets with all capital called and the fund at target leverage2. The proposed combination would also increase the number of portfolio companies to 180 and reduce the average position size within the portfolio to less than 0.6% at fair value as of September 30, 2024. Diversification is critical to risk mitigation, reducing reliance on the success of any one investment, and this proposed merger strengthens that effort. • Enhanced Positioning for a Possible Future Liquidity Event – Subsequent to the transaction, should the combined company pursue a possible future liquidity event, OTF is expected to have a more attractive profile than either BDC on a standalone basis in the public markets. The larger scale of the combined company is expected to increase possible trading liquidity, broaden investor appeal and expand prospective research coverage. Additionally, the elimination of a second private-to-public software-focused BDC should reduce potential arbitrage opportunities while streamlining the organizational structure of Blue Owl’s BDCs. Finally, the combined company would have nearly $300 million in undistributed net investment income and undistributed net capital gains as of September 30, 2024, which should support a strong and predictable potential future public company dividend. • Greater Access to Debt Markets and Financing Cost Savings – Greater scale and structural simplification could improve the cost of debt and allow for more favorable financing terms over time. Additionally, the increased scale of the combined company may lead to more diverse funding sources while consolidating existing facilities. • Accretive to Net Investment Income (“NII”) – Shareholders of the combined company should benefit from operational savings through the elimination of duplicative expenses, which are estimated to be more than $4 million in the first year, a lower cost of financing, which is estimated to save $15 million annually in the long-term, and improved portfolio-level asset yields. For additional information, please visit www.blueowlproducts.com/otf-otf-ii- merger. Please refer to the press release, presentation, and the joint prospectus / proxy statement for the special meeting. 1 As part of its portfolio monitoring process, Blue Owl Technology Credit Advisors LLC employs an investment rating system to categorize our investments. 2 Based on latest publicly available filings as of November 8, 2024. Combined company assets are as of September 30, 2024 and assumes $1.6 billion of remaining OTF II uncalled capital commit- ments are funded. Also assumes combined company leverage of 1.0x debt-to-equity.

Forward-Looking Statements
Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OTF or OTF II or the two-step merger (collectively, the “Mergers”) of OTF II with and into OTF. The forward-looking statements may include statements as to: future operating results of OTF and OTF II and distribution projections; business prospects of OTF and OTF II and the prospects of their portfolio companies; and the impact of the investments that OTF and OTF II expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OTF and OTF II shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the incoming administration), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OTF’s and OTF II’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OTF and OTF II and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Technology Credit Advisors LLC to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of Blue Owl Technology Credit Advisors LLC to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OTF’s and OTF II’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OTF and OTF II have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OTF and OTF II undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OTF and OTF II in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.
Additional Information and Where to Find It
In connection with the Mergers, OTF and OTF II have filed with the SEC and intend mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OTF has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OTF. The Joint Proxy Statement and Registration Statement each contain important information about OTF, OTF II, the Mergers and related matters. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OTF AND OTF II ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED

WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OTF, OTF II, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OTF and OTF II at https://www.blueowlproducts.com/otf-otf-ii-merger.
Participation in the Solicitation
OTF, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. OTF II, its directors, certain of its executive officers and certain employees and officers of Blue Owl Technology Credit Advisors II LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OTF II is set forth in its proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 28, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OTF and OTF II shareholders in connection with the Merger will be contained in the Joint Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.